A:\_12B_25.DOC


                          UNITED STATES                    OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION        OMB
                      Washington, D.C. 20549              Num
                           FORM 12b-25                    ber
                                                         :    3235-0058
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                                                         s: May 31, 1997
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                   NOTIFICATION OF LATE FILING                SEC FILE NU
                                                             MBER

                                                            001-
                                                            13460
(Check  CUSIP NUMBER
One):  o Form 10-K        o     190495 10 1
Form 20-F       o Form 11-K        x Form 10-Q   o
Form N-SAR
     For Period Ended:  SEPTEMBER 30, 1999
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or T ype.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 N/A

PART I - REGISTRANT INFORMATION

PHYAMERICA Physician Group, Inc.
Full Name of Registrant

COASTAL PHYSICIAN GROUP, INC.
Former Name if Applicable

2828 Croasdaile Drive
Address of Principal Executive Office (Street and Number)
Durham, North Carolina 27705
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
    (a  The reasons described in reasonable detail in Part III of this
    )   form could not be eliminated without unreasonable  effort or expense;
x   (b  The subject annual report, semi-annual report, transition report
    ) on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c  The accountant's statement or other exhibit required by Rule 12b-
    )   25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


the registrant acquired the operations of sterling healthcare group, inc. on July 8, 1999. Due to the time and effort devoted to INTEGRATING ACCOUNTING DATA FOR THIS ACQUISITION, the registrant is unable to file its quarterly report on form 10-q for the quarter ended SEPTEMBER 30, 1999 within the prescribed time period.

                                                           SEC 1344 (6/94)
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

W. RANDALL DICKERSON
Executive Vice President, Chief Financial Officer
AND CHIEF ACCOUNTING OFFICER                     (919) 383-0355
(Name)                                        (Area Code)
(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).xYes oNo




(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
   thereof?       xYes oNo

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. THERE WILL BE A SIGNIFICANT CHANGE IN TEH RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST YEAR DUE TO THE ACQUISITION OF STERLING HEALTHCARE GROUP ON JULLY 8, 1999. WE ARE UNABLE TO QUANTIFY THE AMOUNT OF CHANGE AT THIS TIME.



                     PHYAMERICA Physician Group, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  NOVEMBER 15, 1999          By /s/ w. randall dickerson
                                     W. Randall Dickerson
                                     Executive Vice President, Chief
Financial Officer and
                                     Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION
    Intentional misstatements or omissions of fact constitute Federal
                Criminal Violations (See 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

1.This form is required by Rule 12b-25(17 CFR 240.12b-25) of the General
  Rules and Regulations under the Securities Exchange Act of 1934.

2.One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).